UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On August 25, 2025, EpicQuest Education Group International Limited, a BVI company (the “Company”), entered into certain securities purchase agreements (the “Purchase Agreements”) with certain institutional investors (the “Investors”) for an offering (the “Offering”) of 5,068,494 Ordinary Shares, par value $0.0016 per share (the “Ordinary Shares”) at a price of $0.73 per share (the “Purchase Price”).

Pursuant to the Purchase Agreement, the Investors have a 30% right of participation (on a pro-rata basis) in any debt or equity linked financings undertaken by the Company for six months following the closing of the Offering. Further, until 60 days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto) other than customary exceptions. The Company may also not enter into any variable rate transactions until 12 months after the closing of the Offering.

The Offering was consummated on August 26, 2025. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investors and customary indemnification rights and obligations of the parties.

The Company intends to use the proceeds for general corporate purposes.

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (No. 333-264807) as previously filed with the Securities and Exchange Commission and a related prospectus and prospectus supplement.

The Company also entered into Placement Agency Agreement dated August 25, 2025 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with this Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds raised in the Offering. The Placement Agent is also entitled to tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agent Agreement to the extent that such financing is provided to the Company by investors that the Placement Agent had introduced to the Company. In addition, the Company agreed to issue to the Placement Agent warrants to purchase a number of Ordinary Shares equal to 5% of the aggregate number of Ordinary Shares sold in the Offering, at an exercise price equal to $0.73 per share.

Pursuant to the Placement Agency Agreement, each of our directors and executive officers, and beneficial owners of 10% or more of any class of the Company’s securities, have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agent, for a period of 90 days following the date of the final prospectus. Further, until 90 days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto) other than customary exceptions.

The foregoing description of the Placement Agent Warrants, the Placement Agent Agreement, and the Purchase Agreement, are qualified in their entirety by reference to the full text of each of the form of Placement Agent Warrants, the Placement Agent Agreement, and the form of Purchase Agreement, the forms of which are attached hereto as Exhibit 99.1, 99.2, and 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements of the Company on Forms S-8 (Registration Numbers 333-258658 and 333-273948) and Forms F-3 (Registration Numbers 333-264807; 333-277859; and 333-288399), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Placement Agent Warrant
99.2	Placement Agent Agreement dated August 25, 2025
99.3	Form of Purchase Agreement
99.4	Opinion of Ogier

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu
Chief Financial Officer

Date: August 26, 2025

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